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April 11, 2007

Mr. Jim Peklenk,
     Staff Accountant, Division of Corporate Finance,
          Securities and Exchange Commission,
               100 F Street, N.E.,
                    Washington, D.C. 20549.

          Re:     SkyePharma plc

Dear Mr. Peklenk,

I refer to the Staff's comment letter dated March 30, 2007 to Mr. Peter Grant of SkyePharma plc and your telephone conversation with Ms. Joanna Baldwin regarding the due date for responding to your comments.  The Company has requested an extension of the due date in order to have sufficient time for compilation and review internally and by the Company’s advisers of the responses to the Staff’s comments.  The Company confirms that it intends to submit its responses to the Staff’s comments by April 30, 2007.

The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours, /s/ Kathryn Campbell Kathryn Campbell

cc:	Mr. Peter Grant Ms. Joanna Baldwin (SkyePharma plc)